Exhibit 99.40

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

E.ON AG, E.ON ZWÖLFTE VERWALTUNGS
GmbH and BKB AG,

Plaintiffs,

v.	No. 06 Civ. 8720 (DLC)
ECF Case
ACCIONA, S.A. and FINANZAS DOS, S.A.,

Defendants.

[PROPOSED] SECOND SUPPLEMENTAL AND AMENDED COMPLAINT

     Plaintiffs E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG (collectively, “E.ON”), by their undersigned counsel, allege upon knowledge to themselves and their own acts, and upon information and belief as to all other matters, for their Second Supplemental and Amended Complaint against defendants Acciona, S.A. (“Acciona, S.A.”) and Finanzas Dos, S.A. (“Finanzas”) (collectively, “Acciona”) as follows:

NATURE OF THE ACTION

     106. On November 17, 2006, E.ON filed its Supplemental and Amended Complaint (the “Supplemental Complaint”). E.ON repeats the allegations of paragraphs 1 through 95 of the Supplemental Complaint, as if fully set forth herein.

     107. On February 5, 2007, this Court issued a Preliminary Injunction Order (the “Order”) enjoining Acciona from “any further violation of [Section 13(d) of the Securities Exchange Act of 1934] or any other disclosure provision in the securities laws”. Since the entry of the Order, Acciona has continued its pattern of making false and misleading public statements and false and misleading filings with the Securities and Exchange Commission (“SEC”), in violation of the securities laws and in contempt of this Court’s Order. In particular, Acciona has continued its pattern of failing to amend promptly its SEC filings, even when Acciona’s plans and actions render its previous disclosures materially false and misleading.

     108. The Court entered the Order based on its finding, in a February 5, 2007 opinion (the “Opinion”) that there was a “substantial likelihood” that Acciona had “filed materially false and misleading Schedule 13Ds”. (Opinion at 24.) Among other things, the Court found that Acciona had not made timely disclosure of its plans for Endesa, noting that:

“[I]t took several amendments before Acciona disclosed its intent with respect to E.ON’s tender offer, the scale of its current and expected investment in Endesa, and its purpose in making that investment. It took until Amendment No. 11 [to its Schedule 13D] for Acciona to reveal its proposal that its energy business be merged or combined in some way with Endesa.” (Id.)

The Court further found it likely that E.ON would be able to show that the timing of Acciona’s disclosures regarding its plans for Endesa “was driven by Acciona’s tactics in the tender offer struggle, and not by the fact that the goal was too ephemeral to be disclosed earlier or by any concern about its duties to comply with American securities laws”. (Id. at 25.)

     109. Once again, Acciona has failed to make appropriate disclosures regarding its plans for Endesa.

SPANISH GOVERNMENT INTERVENTION AND ENEL’S ACQUISITION OF ENDESA SECURITIES

     110. On the morning of February 27, 2007, Joan Clos—Spain’s Minister of Industry, Tourism and Commerce, who has responsibilities involving the CNE—gave an interview to Cadena Ser, a Spanish radio station, in which he stated that he believed that a “Spanish solution” had “more possibilities” than E.ON’s offer to gain control of Endesa. See Clos Sees “Spanish Solution” for Endesa Ahead of E.ON, El País, Feb. 28, 2007 at 1; Leslie Crawford & Mark

Mulligan, Italy’s Enel Swoops for 10% Stake in Endesa—Spanish Government Understood to Back Move, Financial Times Europe, Feb. 28, 2007; Enel’s Move on Endesa Raises Political Concerns, The Wall Street Journal, Mar. 1, 2007, at C5. He said he thought it more likely that Spanish investors—rather than E.ON—would end up in control of Endesa and that he believed that “some sort of shareholder pact” would be formed. Id. Mr. Clos did not clarify these cryptic comments, which caused confusion in the marketplace, because at that point, E.ON’s offer was the only offer for Endesa shares and, as far as the public was aware, there was no “Spanish solution” on the horizon.

     111. Shortly after the close of trading on February 27, UBS Limited (“UBS”) acting on behalf of Enel, began acquiring Endesa shares at €39/share. Enel has disclosed that in just 29 minutes, it was able to acquire 105,800,000 shares of Endesa, representing approximately 9.99% of the company.

     112. Press accounts beginning on February 27, 2007 immediately drew a connection between Minister Clos’s “Spanish solution” prophecy made earlier in the day and Enel’s subsequent purchase of Endesa shares. One press account sarcastically noted that Minister Clos’s “intuition” was so extraordinary that “nobody in the international markets was going to believe so much intuition”. Carlos Segovia, ZP-Prodi Films Lanza “Intuición en Miami”, Pero E.ON Se Rearma, El Mundo, Mar. 4, 2007, at 47.

     113. In explaining Minister Clos’s apparent advance knowledge of Enel’s purchases, press accounts cited a meeting, the previous week, at the highest levels of the Italian and Spanish Governments. The Financial Times reported that Minister Clos’s “Spanish solution” was “understood to have been discussed by prime ministers Jose Luís Rodriguez Zapatero and Romano Prodi at a meeting in Ibiza last week”. Leslie Crawford & Mark Mulligan, Italy’s Enel

Swoops for 10% Stake in Endesa—Spanish Government Understood to Back Move, Financial Times Europe, Feb. 28, 2007. Another press account reported that Enel’s acquisition of Endesa shares “was approved by Italian prime minister Romano Prodi and his Spanish peer Jose Luís Rodriguez Zapatero at a bilateral meeting on Feb. 20”. Fabien Zamora, E.ON Bid For Endesa Faces new Hurdle as Italy’s Enel Buys Stake, Agence France Presse, Feb. 28, 2007.

     114. Press accounts regarding Minister Clos’s statements also noted that Enel admitted that “its chief executive, Fulvio Conti, had met with Spain’s energy and industry minister, Joan Clos, Feb. 16 but declined to say whether they discussed Endesa”. Enel’s Move on Endesa Raises Political Concerns, The Wall Street Journal, Mar. 1, 2007, at C5; see also Form 6K, filed 3/1/07, Enel Answers Questions Made By the Public Authority Regulating Spanish Capital Markets (CNMV) Regarding the Acquisition of 9.99% of Endesa, Feb. 28, 2007 (response #6). While Clos has subsequently denied discussing Endesa with Enel prior to its February 27 acquisitions, Miguel Arias—economics spokesman for Spain’s leading opposition party—has stated that “the declarations by industry minister Joan Clos . . . represent the lowpoint of the government’s credibility” and demanded that the Spanish Government “once and for all stop interfering with the Spanish economy”. Spanish Minister Denies Discussing Enel’s Endesa Designs, Agence France Presse English Wire, Feb. 28, 2007.

     115. At the time of Enel’s purchases, the press immediately linked the purchases to a “wider deal” between the Italian and Spanish Governments in which, as a tradeoff for Enel’s entry into Spain, “Spanish motorway operator Abertis [would be allowed to] buy its Italian peer Autostrade or Spain’s Telefonica [could] buy a stake in Telecom ltalia”. Id.; see also Leslie Crawford & Mark Mulligan, Italy’s Enel Swoops for 10% Stake in Endesa—Spanish Government Understood to Back Move, Financial Times Europe, Feb. 28, 2007. Press reports noted that “[f]rom the point of view of the Spanish [G]overnment, this solution could be welcome, particularly if there is reciprocity for the Spanish interests in Italy”. Steve Goldstein, Enel May Buy 25% of Endesa After Surprise Stake Swoop, Dow Jones Business News, Feb. 28, 2007. As a result, the shares of these Italian targets rose following Enel’s acquisition of Endesa shares. Id.

     116. According to press accounts, February was not the first time that the Spanish and Italian governments discussed Enel’s purchase of Endesa shares. In October 2006, media accounts reported that representatives of Enel were in attendance at a summit between the Spanish and Italian prime ministers and that during the summit, the Spanish Government “sounded out” the possibility of Enel purchasing 15% of Endesa’s shares. One press account noted that such a purchase by Enel “together with the process of acquisition initiated several weeks ago by Acciona . . . would put the E.ON offer to purchase shares on the spot”. Carmen Monforte, The Government Sounds Out the Italian Company Enel About Taking 15% of Endesa, Cinco Días, Oct. 20, 2006. No purchases of Endesa shares were made by Enel at that time, and a spokesman for Enel denied the “hypothesis” as “lacking foundation”. Id.

     117. Following Enel’s purchase of Endesa shares in February 2007, Acciona made numerous public statements expressly denying any prior knowledge of Enel’s intent to acquire Endesa shares. Acciona’s Chairman had met with Spain’s Prime Minister just a few days before the February 20, 2007 Spanish-Italian summit in Ibiza. See ZP se reunió con Entrecanales y Del Rivero para abordar la OPA de E.ON, Negocio, Feb. 28, 2007. But according to press accounts, Acciona stated that “it had no prior knowledge of Enel SpA’s acquisition of a 9.99% stake in Endesa” and specifically denied that Spain’s Prime Minister informed Acciona’s Chairman in advance of Enel’s purchases. David Roman, Acciona: Didn’t Know in Advance About Enel

Buy of Endesa Stake, Dow Jones Int’l News, Feb. 28, 2007. On February 28, 2007, an Acciona spokesperson was quoted in a report by Reuters as stating that “‘We had no knowledge or any type or by any means of Enel’s buying into Endesa.’” Acciona says ignorant Enel buying Endesa shares, Reuters, Feb. 28, 2007.

ACCIONA’S FALSE STATEMENTS REGARDING A PLANNED TENDER OFFER FOR ENDESA

     118. On March 22, 2007, various media outlets reported that Acciona and Enel were discussing making a joint tender offer for Endesa shares at €42/share, which would be greater than E.ON’s offer price of €38.75/share and greater than the price of €39/share, at which Enel acquired 10% of Endesa’s shares on February 27. See, e.g., Enel May Launch Counterbid on Endesa Newspapers, Dow Jones Newswires, Mar. 22, 2006; Italians Stocks—Factors to Watch on March 22, Factiva, Mar. 22, 2007; Enel Mulls Takeover With Acciona, Factiva, Mar. 22, 2007. Under Spanish law, Acciona and Enel would not be able to commence such an offer until the expiration of E.ON’s tender offer. At that time, the end of the acceptance period for E.ON’s offer was scheduled for March 29, 2007.

     119. These media leaks were timed to cause maximum disruption to E.ON’s offer and to discourage shareholders from tendering shares to E.ON. Spanish law generally prohibits a tender offeror from raising its offer price during the last seven days of the acceptance period. Although an offeror may be able to make open market purchases above the offer price, with the effect of increasing the offer price to the price of the open market purchases, E.ON had committed to the Spanish securities regulator (the “CNMV”) that it would not make such open market purchases. Thus, as of the day that the media leaks began—which was precisely seven days before the scheduled end of the acceptance period of E.ON’s offer—E.ON was not able to raise its offer price of €38.75 per share.

     120. Following the media reports regarding Acciona and Enel’s discussions of a tender offer, late in the day on March 22, the CNMV suspended trading in Endesa shares pending clarification of Acciona and Enel’s intent.

     121. The next day, on March 23, 2007, Acciona filed with the CNMV on a form known as an “Hecho Relevante” or “Relevant Fact” a press release. In its press release, Acciona stated that it had held “discussions” with Enel, “for the purposes of reviewing possible scenarios following the E.ON offer, and the possibility, in the event that the offer does not result in the acquisition of 50% or more of the share capital of EON, to develop a shared management project for Endesa, under the leadership of Acciona, which would include as a first step, in compliance with current legislation, the launching by Acciona and Enel of a tender offer for all of the shares in Endesa not already held by either of them”. Acciona stated that “[t]hough discussions with Enel have progressed positively, no definitive agreement has been reached”.

     122. On March 23, 2007 Acciona filed Amendment No. 13 to its Schedule 13D. Acciona attached as an exhibit to Amendment No. 13 the press release that Acciona filed in Spain as a Hecho Relevante.

     123. In Amendment No. 13, Acciona amended the disclosure that it had previously made regarding the purpose for its acquiring shares of Endesa. Under the heading “Purpose of Transaction”, Acciona stated that “As previously reported, Acciona has had or is having discussions and contacts with shareholders of Endesa, potential investors, the offeror E.ON and, only recently with [Enel]”. (Amendment No. 13, Item 4 (emphasis added).) Acciona did not disclose when its “discussions and contacts” with Enel began.

     124. At the time that Acciona publicly announced its plans for a tender offer for Endesa shares, Acciona did not intend to commence such a tender offer within a reasonable time.

Acciona intended its statements to raise Endesa’s market price and interfere with the E.ON tender offer that was under consideration by Endesa shareholders.

     125. Enel also put out a press release on March 23, 2007 and filed it with the SEC. Like Acciona, Enel did not disclose when the discussions between Acciona and Enel had begun. In its press release, Enel stated that the negotiations between Acciona and Enel were “at an advanced stage” (Enel Amendment No. 3, Ex. 99.20 at 1 (emphasis added).) Enel also amended its own Schedule 13D and disclosed that Enel and Acciona were “negotiating the terms of a cooperation agreement whereby in the event E.ON does not acquire sufficient shares in the E.ON Tender Offer to become a holder of 50% or more of the share capital of [Endesa], [Enel] and Acciona, S.A. would launch a joint tender offer for the entire share capital of [Endesa]”. (Id.)

     126. On March 23, the same day that Acciona filed its Hecho Relevante disclosing its “discussions” with Enel, the CNMV issued a Resolution that was a sharp rebuke to Acciona and Enel. See Acuerdo del Consejo de la CNMV Relativo a la OPA sobre Endesa [Resolution of the Board of Directors of the CNMV Regarding the Public Tender Offer for Endesa], March 23, 2007. The CNMV held that E.ON “is the only authorized offering party” for Endesa and it found that a tender offer by Acciona and Enel would be “incompatible” with Spanish law. (Id.) The CNMV found that “the mere announcement that Acciona and Enel could launch, either jointly or separately, a public tender offer at a price higher than that offered by E.ON . . . could impede the progress of E.ON’s tender offer”. (Id.) The CNMV Resolution stated that the CNMV “would not authorize any public tender offer for Endesa that was launched by Enel or Acciona, either individually or jointly, in the next 6 months as from the settlement of E.ON’s current offer”. (Id.) The CNMV did, however, authorize E.ON to increase its bid one final time, provided E.ON did so by March 26, 2007.

     127. On March 26, 2007, E.ON raised its bid to €40/share. Within hours of E.ON’s announcement of its increased bid, Acciona and Enel announced that they had reached an agreement and that, provided E.ON did not acquire more than 50% of Endesa’s shares through E.ON’s offer, Acciona and Enel would be making a joint tender offer for Endesa shares at a price of at least €41/share for 100% of the company, to be launched “as soon as legally possible”. Acciona, Enel Bid of at Least Eur41/Shr for Endesa, Dow Jones Newswires, Mar. 26, 2007; Acciona, Enel to Launch Bid for Endesa, Agence France Presse English Wire, Mar. 26, 2007. Acciona announced its agreement with Enel in a joint press release with Enel and in Amendment No. 14 to Acciona’s Schedule 13D.

     128. The lightning speed with which Acciona and Enel announced their joint tender offer, immediately after E.ON raised its bid evidenced just how “advanced” Acciona and Enel’s “discussions” were. In addition to announcing their joint tender offer, Enel and Acciona announced an intention to “amend[]” “certain provisions in the By-laws of Endesa”, which were not initially identified. (Acciona Amendment No. 14, Ex. 99.36 at 5). Acciona later clarified that the parties now intend “to eliminate the limitation on the maximum number of votes that shareholders may exercise”, “eliminate the requirements related to the composition of Endesa’s Board of Directors and the type of Directors”, and “eliminate the qualification required to be appointed a director of director with delegated authority”. (Acciona Amendment No. 14, Item 4.) These are the same amendments to Endesa’s articles that were a condition of E.ON’s bid.

     129. Enel and Acciona also revealed that “they would form a joint holding company to manage Endesa”. Acciona, Enel Launch Bid Battle for Endesa Against EON, Agence France Presse English Wire, Mar. 26, 2007; see also Acciona Amendment No. 14, Ex. 99.36 at 1-6. Pursuant to their plan, which would be valid “for at least 10 years” and renewable “every five years” thereafter, “Endesa itself would remain a Spanish firm, controlled by a joint holding company in which Acciona would have a 50.01% majority”. Acciona, Enel Bid of at Least Eur41/Shr for Endesa, Dow Jones Newswires, Mar. 26, 2007. Acciona and Enel are to “enjoy equal representation in the Board of Directors of the holding company and of Endesa”, with “[t]he chairman of each such Board” to “be nominated by Acciona”. (Acciona Amendment No. 14, Ex. 99.36 at 3). However, “[t]he chairman of Endesa shall have executive authority” and, acting jointly “with the Managing Director nominated by Enel, shall exercise all authority of the board by delegation”. (Id.)

ACCIONA’S CONTINUING PATTERN OF FALSE STATEMENTS

     130. When Acciona began its campaign to purchase Endesa shares on September 25, 2006, Banco Santander Centro Hispano, S.A., (“Santander”), acting on Endesa’s behalf sent an email to a substantial number of investors soliciting them to sell their Endesa shares to Acciona. That communication—which did not disclose Acciona’s identity—stated that the Buyer was “‘A Spanish industrial group, with the aim of taking a significant long term stake in ENDESA, but at no time launch a full or partial bid for the company’”. (1/9 Op. at 13 (emphasis added).)

     131. Following its purchases on September 25, 2006, Acciona made a series of disclosures regarding its intentions for Endesa that were false, misleading and untimely. As noted above, the Court’s decision to grant the Preliminary Injunction Order against Acciona on February 5, 2007 was based in part on Acciona’s repeated failure to truthfully and promptly disclose its plans for Endesa. Following the Preliminary Injunction Order, Acciona has continued to make false and misleading on that same exact subject – its plans for Endesa. Acciona has also made false statements regarding its contracts, arrangements or understandings with Enel regarding Endesa.

     132. Amendment No. 11 was Acciona’s last amendment to its Schedule 13D prior to the Opinion. In Amendment No. 11, Acciona claimed that its goal was “an independent Endesa with Acciona as its key shareholder”. (Amendment No. 11, Item 4 at 11.) Acciona attached as an exhibit to Amendment No. 11 a presentation regarding Endesa, in which Acciona claimed that if Endesa were an independent company, its shares should be valued at between €45 and €48 (see Amendment No. 11, Ex. 99.30 at 16), significantly above the price at which Endesa’s shares were trading at that time. The plan for Endesa disclosed in Acciona’s Amendment No. 11 did not alter, and indeed implicitly re-affirmed, statements that Acciona had made repeatedly in its Schedule 13D filings and elsewhere:

       (a)     that Acciona sought to acquire only up to a percentage of Endesa that would not require Acciona to launch a tender offer under Spanish law (currently 25%) (Amendment No. 1; see also Acciona Schedule 13D; Amendment Nos. 3, 6, 11);

       (b)     that Acciona had “no intent to control Endesa . . . by acquiring a majority of Endesa’s capital stock” (Amendment No. 6, Item 4 at 11); and

       (c)     that Acciona thought that “an Endesa that continued as a publicly-held company, is an attractive long-term business proposition” (Amendment No. 6, Item 4 at 10 (emphasis added)).

     133. Acciona’s Amendment No. 11 also did not alter statements that Acciona had previously made regarding contracts, agreements and understandings. Section 13(d)(1) of the ’34 Act requires a party filing a Schedule 13D to provide, inter alia, “information as to any contracts, arrangements, or understandings with any person with respect to any securities of the issuer”. 15 U.S.C. § 78m(d). In Amendment No. 6 to its Schedule 13D, Acciona had disclosed that, with the exception of total return swaps arrangements that it had with Santander, “neither Acciona nor Finanzas has any contracts, arrangements, understandings or relationships with any person with respect to any securities of Endesa”. (Amendment No. 6, Item 6 at 21-22.) Acciona

did not disclose any such “contracts, arrangements, understanding or relationships” in its subsequent amendments to its Schedule 13D.

     134. Acciona’s statements in Amendment No. 11 and earlier Amendments regarding its plans for Endesa to remain independent as a publicly-traded company ceased to be true—if, indeed, they ever were true—once Acciona began to plan for a tender offer for all of Endesa’s shares. Acciona’s statements regarding its contracts, agreements, understandings and relationships with others regarding Endesa ceased to be true—if, indeed, they ever were true—at some point during Acciona’s discussions with Enel regarding Endesa. Acciona, however, did not issue a timely public correction of its earlier statements. Given the admittedly “advanced” nature of the discussions between Acciona and Enel as of March 23, 2007—as confirmed by Acciona and Enel’s rapid coordinated reaction to E.ON’s increase in its offer price on March 26, 2007—it is clear that Section 13(d) required Acciona to disclose these plans and arrangements prior to its March 23, 2007 Amendment No. 13, which was filed only because of the CNMV’s last-minute intervention.

     135. Instead of issuing timely amendments to its Schedule 13D, Acciona allowed the misimpressions caused by its filings to linger. Then, just at the time when it would cause maximum damage to E.ON’s offer—and maximum confusion to the Endesa shareholders deciding whether to accept E.ON’s offer—the media reported on these discussions. These leaks resulted in pressure from the CNMV that Acciona disclose its plans for Endesa and its arrangements with Enel. Then, and only then, did Acciona file Amendment No. 13 to its Schedule 13D.

     136. When Acciona did finally file Amendment No. 13 to its Schedule 13D, Acciona compounded rather than cured its violations of the securities laws and its contempt of this

Court’s Order. In Amendment No. 13, Acciona again made false statements about its plans for Endesa. Acciona stated that “Acciona and Enel have lately held discussions for the purposes of reviewing possible scenarios following the E.ON offer, and the possibility, in the event that the offer does not result in the acquisition of 50% or more of the share capital of Endesa by E.ON, to develop a shared management project for Endesa, under the leadership of Acciona, which would include as a first step, in compliance with current legislation, the launching by Acciona and Enel of a tender offer for all of the shares in Endesa not already held by either of them”. (Amendment No. 13, Item 4.) This statement is materially false and misleading because despite Acciona and Enel’s plans to seek control of Endesa, they were plainly aware—confirmed by the CNMV’s swift pronouncement on March 23, 2007—that they would not be permitted to launch a full tender offer for Endesa in the manner they let the market believe they would seek to do. Instead, Acciona released details of its “new” plans for Endesa at a crucial juncture to manipulate Endesa’s stock price and derail E.ON by discouraging tenders. Acciona failed to disclose in its Schedule 13D filings this joint plan with Enel.

     137. In Amendment No. 13, Acciona also made misleading statements regarding its discussions with Enel. Acciona stated that “[t]hough discussions with Enel have progressed positively, no definitive agreement bas been reached”. (Amendment No. 13, Item 4.) This statement was false and misleading. Given the admittedly “advanced” nature of the discussions between Acciona and Enel as of March 23, 2007, it is clear that Section 13(d) required Acciona to disclose these plans and arrangements prior to Acciona’s March 23 Amendment No. 13, which was filed only because of the CNMV’s last-minute intervention.

     138. Indeed, press reports indicating that as of the March 23 disclosures, the cooperation between Acciona and Enel was “agreed as to 99.9%”, (Santiago Carcar, E.ON

Lanzará una Ofensive Legal Contra Enel, El País, Mar. 25, 2007), have been proven true, as the comprehensive plan announced by Enel and Acciona on March 26 evinces a carefully considered power-sharing arrangement that was clearly the product of extensive discussion. Acciona’s March 26 tender offer announcement—describing in detail a power-sharing arrangement with Acciona—was again timed to affect E.ON’s bid and manipulate the market price of Endesa stock. Acciona’s failure to make a timely filing reflecting its arrangements with Acciona and correcting its previous disclosures was materially misleading to Endesa’s shareholders.

ENDESA SHAREHOLDERS AND E.ON WILL BE IRREPARABLY HARMED IF INJUNCTIVE RELIEF IS NOT GRANTED

     139. Acciona’s continuing pattern of false and misleading statements in violation of the securities laws and in contempt of this Court’s Order demonstrates the need for the declaratory and equitable relief sought in the Supplemental Complaint. In particular, the injunctive relief sought in the Supplemental Complaint to prevent Acciona and those acting in concert with it from acquiring additional Endesa shares is necessitated by Acciona’s continued violations of the securities laws and this Court’s order.

     140. In addition to the equitable relief sought in the Supplemental Complaint, further injunctive relief is required based on Acciona’s violations of the securities laws and contempt of this Court’s Order. Specifically, Acciona should be enjoined from commencing a tender offer, individually or with any other party, for Endesa shares.

COUNTS I, II, III

     141. E.ON repeats the allegations of paragraphs 96 through 105 of the Supplemental Complaint, as if fully set forth herein.

COUNT IV
(Violation of Sections 13(d) of the ’34 Act
and SEC Rules promulgated thereunder in connection with Acciona’s failure to make timely amendment to its Schedule 13D and in connection with Amendment No. 13)

     142. E.ON repeats the allegations of preceding paragraphs 1-141 as if fully set forth herein.

     143. Section 13(d)(1) of the Exchange Act mandates that “any person” who becomes “directly or indirectly the beneficial owner of more than 5 per centum” of a class of securities of an issuing corporation, within 10 days after such acquisition, file a statement setting forth certain information with the SEC and send the statement to the issuer. Among the information that must be provided is:

“(C) if the purpose of the purchases or prospective purchases is to acquire control of the business of the issuer of the securities, any plans or proposals which such persons may have to liquidate such issuer, to sell its assets to or merge it with any other persons, or to make any other major change in its business or corporate structure; . . .

(E) information as to any contracts, arrangements, or understandings with any person with respect to any securities of the issuer, including but not limited to transfer of any of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or guaranties of profits, division of losses or profits, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, or understandings have been entered into, and giving the details thereof.” 15 U.S.C. § 78m(d).

Moreover, Section 13(d) requires the filer of a Schedule 13D to make an amendment whenever “any material change occurs in the facts set forth in the [Schedule 13D]” 15 U.S.C. 78m(g). The Rules promulgated by the SEC expressly provide that such amendment must be filed “promptly”. 17 C.F.R. 240.13d -1.

     144. Acciona did not make timely disclosure in its Schedule 13D, as amended, of its plan to acquire Endesa through a joint tender offer. Acciona did not correct, in a timely manner, its earlier statements that Acciona did not intend to seek control of Endesa.

     145. Acciona has not made timely or complete disclosure of its “contracts, arrangements or understandings” with Enel with respect to Endesa’s securities. In Amendment No. 13 to its Schedule 13D, Acciona stated that “no definitive agreement has been reached” between Acciona and Enel and that “[t]hough discussions with Enel have progressed positively, no definitive agreement has been reached”. These statements were false and misleading because, according to press reports, Acciona and Enel had reached agreement on “99.9%” of terms and were simply deciding whether to sign a written agreement. See Santiago Carcar, E.ON Lanzará una Ofensive Legal Contra Enel, El País, Mar. 25, 2007.

     146. In Amendment No. 13, Acciona stated that “Acciona and Enel have lately held discussions for the purposes of reviewing possible scenarios following the E.ON offer, and the possibility, in the event that the offer does not result in the acquisition of 50% or more of the share capital of Endesa by E.ON, to develop a shared management project for Endesa, under the leadership of Acciona, which would include as a first step, in compliance with current legislation, the launching by Acciona and Enel of a tender offer for all of the shares in Endesa not already held by either of them”. This statement is materially false and misleading because Acciona recognized that it would not be permitted to launch a tender offer in the manner in which it led the market believe it would do.

COUNT V
(Violation of Rule 14e-8, 17 C.F.R. 240.14e -8)

     147. E.ON repeats the allegations of preceding paragraphs 1-146 as if fully set forth herein.

     148. Acciona violated Rule 14e-8 by publicly announcing plans to make a tender offer for Endesa shares without the intention to commence the offer within a reasonable time or complete the offer and with the intention of manipulating the market price of Endesa’s stock.

Acciona’s goal was to drive up the price of Endesa and discourage people from tendering to E.ON, which occurred first through market leaks and then—following CNMV pressure—a series of public statements.

     149. Rule 14e-8 provides that:

It is a fraudulent, deceptive or manipulative act or practice within the meaning of section 14(e) of the Act for any person to publicly announce that the person (or a party on whose behalf the person is acting) plans to make a tender offer that has not yet been commenced, if the person:

is making the announcement of a potential tender offer without the intention to commence the offer within a reasonable time and complete the offer;

intends, directly or indirectly, for the announcement to manipulate the market price of the stock of the bidder or subject company; or

does not have the reasonable belief that the person will have the means to purchase securities to complete the offer.

     150. Acciona publicly announced plans to make a tender offer for Endesa shares on March 23, 2007. Prior to that time, Acciona encouraged rumors of its planned tender offer to enter the marketplace. Acciona publicly disclosed the details of its proposed tender offer on March 26, 2007, including plans for a joint venture with Enel and an anticipated merger involving Endesa and Viesgo.

     151. At the time that Acciona publicly announced plans to make a tender offer for Endesa shares, Acciona did not have the intention to commence a tender offer within a reasonable time and complete the offer. In fact, it would be impossible for Acciona to launch a tender offer for Endesa within a reasonable time because the CNE has not authorized Acciona to exceed 25% ownership of Endesa, as set forth in Acciona’s Amendment No. 6 to its Schedule 13D.

     152. When Acciona publicly announced its plans to make a tender offer for Endesa shares, it intended the announcement to manipulate the market price of the stock of Endesa. The timing of the announcement of Acciona’s plan reflects Acciona’s intent to manipulate the market price of Endesa stock. Acciona made its announcement during the last seven days of the scheduled offer period for E.ON’s offer, when E.ON was not able to raise its offer price. The CNMV’s March 23 resolution allowing E.ON to raise its bid again reflects the CNMV’s recognition of the effect that Acciona’s conduct had on E.ON’s bid and on trading in Endesa.

     153. The comprehensive plan announced by Enel and Acciona on March 26, 2007, includes a carefully-crafted power-sharing arrangement that was clearly the product of extensive discussion over an extended period. Enel’s failure to make a timely filing reflecting its plans and arrangements with Acciona and correcting its previous disclosures was materially misleading to Endesa’s shareholders.

COUNT VI
(Violation of Section 14(e) of the ’34 Act (15 U.S.C. § 78n(e))

     154. E.ON repeats the allegations of preceding paragraphs 1-153 as if fully set forth herein.

     155. Section 14(e) prohibits the dissemination of false and misleading statements “in connection with a tender offer or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation”. 15 U.S.C. § 78n(e).

     156. Acciona’s materially false and misleading statements set forth above were made in connection with E.ON’s tender offer for Endesa shares.

     157. Acciona’s materially false and misleading statements set forth above were made in connection with Acciona’s public announcement of its plan to make a tender offer for Endesa.

     158. Acciona’s public announcement of its plan to make a tender offer for Endesa was false and misleading in violation of Section 14(e) of the Exchange Act because Acciona did not have the intention to commence the offer within a reasonable time and complete the offer and because Acciona did not disclose its intent to manipulate the market price of Endesa’s stock.

     159. Acciona’s false and misleading statements and/or omissions were material, as a reasonable shareholder would consider complete and accurate information relating to Acciona’s relationship and arrangements with Enel and Acciona’s plans for Endear important to his or her investment decision in Endesa.

     160. Acciona’s public announcement of its plan to make a tender offer for Endesa was false and misleading in violation of Section 14(e) of the Exchange Act because Acciona did not have the intention to commence the offer within a reasonable time and complete the offer and because Acciona had the intent to manipulate the market price of Endesa’s stock.

     161. Endesa’s shareholders relied on Acciona’s material misstatements and omissions in tendering 10% of Endesa’s shares directly to Enel and approximately another 14.98% of Endesa to Enel’s agents. As evidenced by the CNMV’s intervention on both February 27 and March 23, reliance on Acciona’s misstatements and omissions was expected, and has caused and is anticipated to further cause Endesa’s shareholders to make investment decisions that they would not have made had they known the full facts.

     162. Acciona knew that its disclosures were materially false and misleading, yet made those disclosures the intent to deceive or defraud Endesa’s shareholders—or with a reckless indifference to its duty to provide the truth to Endesa’s shareholders—so that Acciona could control or artificially affect the share price of Endesa and derail E.ON’s pending tender offer.

            WHEREFORE, E.ON prays for a judgment against Acciona, S.A. and Finanzas as follows:

            a)    declaring that the Schedule 13D and the Amendments, including Amendments Nos. 13 and 14, violate Section 13(d) of the ’34 Act;

            b)    declaring that Acciona violated Rule 14e-8, 17 C.F.R. 240.14e-8, by publicly announcing plans to make a tender offer for Endesa shares without the intention to commence the offer within a reasonable time or complete the offer and with the intention of manipulating the market price of Endesa’s stock;

            c)    declaring that Acciona violated Section 14(e) of the ’34 Act, 15 U.S.C. §§ 78n(e) through its false and misleading statements in connection with E.ON’s tender offer for Endesa shares and Acciona’s public announcement of its plan to make a tender offer for Endesa.

            d)    ordering that Acciona, S.A. and Finanzas, their officers, agents, servants, employees, and attorneys, and those persons in active concert or participation with them:

                   i)     correct by public means their material misstatements and omissions, including by filing with the SEC and sending to Endesa complete and accurate disclosures required by Section 13(d) of the ’34 Act;

                   ii)    make specific public disclosure of the fact that under the CNMV’s March 23 Resolution, Acciona and Enel cannot and will not make any tender offer for Endesa shares before October 2007, six months from the settlement of E.ON’s offer;

                   iii)   make specific public disclosure of the fact that there is no assurance that Acciona and Enel will ever make a tender offer for Endesa shares or of the price at which such an offer may be made;

                   iv)    are enjoined from purchasing or making any arrangement to purchase any Endesa shares;

                   v)     are required within three business days of the Court’s order to divest themselves of any Endesa securities acquired on or after October 5, 2006;

                   vi)    are required to vote any Endesa shares held in proportion to the votes cast by the remaining Endesa shareholders;

                   vii)   are required within three business days of the Court’s order to offer withdrawal rights to all shareholders who sold shares to Acciona in response to the Acciona Tender Offer— i.e., the shareholders who sold the initial 10% of shares that Acciona acquired directly during the Acciona Tender Offer and the shareholders who sold the additional 3.692% of Endesa shares that Acciona acquired indirectly as a result of the Acciona Tender Offer and Acciona’s warehousing arrangement with Santander—which shall be kept open for at least 20 business days;

                   viii)  are enjoined from commencing a tender offer, individually or with any other party, for Endesa shares; and

                   ix)    are enjoined from making any additional material misstatements or omissions in connection with Endesa securities; and

            e)    granting such other and further relief as the Court may deem just and proper.

March 26, 2007
CRAVATH, SWAINE & MOORE LLP,
Co-Counsel for Plaintiffs:
by
DAY PITNEY LLP	Rory O. Millson (RM-6160)
James G. Szymanski (JS-8568)	Rowan D. Wilson (RW-8556)
M. Alexander Bowie, II (MB-6826)	Gary A. Bornstein (GB-9028)
875 Third Avenue
New York, New York 10022	Attorneys for Plaintiffs
(212) 297-5800	825 Eighth Avenue
New York, NY 10019
(212) 474-1000